Trident Acquisitions Corp.

165 Broadway, 23rd Floor

New York, NY 10006

October 14, 2021

VIA EDGAR & TELECOPY
Alexandra O. Barone

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Trident Acquisitions Corp. (the “Company”)
Registration Statement on Form S-4
(File No. 333-257734) (the “Registration Statement”)

Dear Ms. Barone:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on October 15, 2021, or as soon thereafter as practicable.

Very truly yours,

TRIDENT ACQUISITIONS CORP.

By:	/s/ Vadim Komissarov
Name: Vadim Komissarov Title: Chief Executive Officer